May 20, 2009

Mr. Mark Webb, Legal Branch Chief
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         MB Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
SEC File No. 000-24566-01

Dear. Mr. Webb:

This letter is in response to your letter dated May 6, 2009 with respect to the above-referenced Form 10-K filing of MB Financial, Inc. (the “Company”).  Your comments are repeated verbatim below in boldface type for your convenience, and our response is presented below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.	Please refer to our previous comments 2, 3, and 5-8 in our letter dated March 24, 2009. As requested, please provide us with your proposed disclosures.

 Response:

As requested in your letter dated May 6, 2009, our proposed disclosures in response to your previous comments 2, 3, and 5-8 in your letter dated March 24, 2009 are as follows:

2.
The following disclosure will be incorporated in future filings where appropriate, “At each quarter end, impaired loans are reviewed individually, with adjustments made to the general calculated reserve for each loan as deemed necessary.  Specific adjustments are made depending on expected cash flows and/or the value of the collateral securing the loan.  For a majority of impaired loans, the Company obtains a current independent external appraisal.  Other valuation techniques are used as well, including internal valuations, comparable property analysis and contractual sales information.  For substantially all impaired loans with an appraisal more than 6 months old for which a current independent appraisal is not obtained, the Company further discounts market prices by 20%-30% and in some cases, up to an additional 50%.  This discount is based on our evaluation of related market conditions and is in addition to a reduction in value for potential sales costs and discounting that has been incorporated in the original independent appraisal.”

3.
As noted on page 41 under “Allowance for Loan Losses” in our Form 10-K for the fiscal year ended December 31, 2008, we included the following additional disclosure in explanation of the increase in the provision for loan loss during the fourth quarter of 2008: “Additionally, the underlying value of collateral on impaired loans deteriorated during the fourth quarter of 2008.  Overall, the business environment has been adverse for many households and businesses in the United States, including the Chicago metropolitan area.  The business environment significantly declined during the fourth quarter of 2008 as a result of significant job losses and housing foreclosures.  Single family homes, condominiums, retail property, manufacturing property, and vacant land all experienced a significant decrease in demand due to the worsening economic environment during the fourth quarter of 2008.  As a result, significant declines in the values of single family homes and other properties occurred during the fourth quarter.”  To the extent the increase in the provision for loan losses during the fourth quarter of 2008 is discussed in future filings, we will repeat this disclosure.  We will also include similar disclosure in future filings (modified as appropriate) with respect to future periods in which we experience a significant change in the level of our provision for loan losses.

5.
On page 38 under “Asset Quality” on Form 10-K for the fiscal year ended December 31, 2008, we included non-performing loan tables displaying the number and dollar amount of non-performing loans by loan type as of December 31, 2007 and 2008 and noted for the reader in the narrative that follows the tables that most of the increase in the aggregate amount of non-performing loans from December 31, 2007 to December 31, 2008 “was attributable to non-performing construction real estate and commercial real estate loans.”  The following disclosure will also be incorporated in future filings that relate to the increase in non-performing loans during 2008, “The increase in our provision for loan losses was primarily due to the increases in non-performing loans and net charge-offs, and the migration of performing loans from lower risk ratings to higher risk ratings during 2008.  The migration of performing loans to higher risk ratings was primarily due to worsening macroeconomic factors, declines in the values of collateral and deteriorating business environment during the fourth quarter of 2008.  Also factoring into our provision was our loan growth over the past twelve months.”   Additionally, in future filings, we will include similar disclosure (modified as appropriate) with respect to future periods to the extent appropriate.

6.
In future filings, we will expand our liquidity discussion to address more specifically the relationship between brokered deposits and alternative funding sources so that our disclosure reads in the following form (modified as appropriate), “In the event that additional short-term liquidity is needed and/or the Company is unable to retain brokered deposits, MB Financial Bank has established relationships with several large regional banks to provide short-term borrowings in the form of federal funds purchases.  While, at [most recent balance sheet date], there were no firm lending commitments in place, management believes that MB Financial Bank could borrow approximately [$___ million] for a short time from these banks on a collective basis.  MB Financial Bank can participate in the Federal Reserve’s Term Auction Facility to provide additional short-term borrowings.  Additionally, MB Financial Bank is a member of Federal Home Loan Bank of Chicago (FHLB).  As of [most recent balance sheet date], MB Financial Bank could borrow an additional amount from the FHLB of approximately [$___ million].  As a contingency plan for significant funding needs, the Asset/Liability Management Committee may also consider the sale of investment securities, selling securities under agreement to repurchase, or the temporary curtailment of lending activities.  As of [most recent balance sheet date], the Company had approximately [$___ million] of unpledged securities, which could be utilized for these purposes, excluding securities available for pledge at the FHLB.”

7.
In future filings, we will revise our discussion of goodwill impairment so that our disclosure reads in the following form (modified as appropriate), “The Company’s stock price has historically traded above its book value and was trading above its book value as of December 31, 2008.  However, as of [most recent balance sheet date], our market capitalization was less than our stockholders’ common equity.  Should this situation continue to exist for an extended period of time, the Company will consider this and other factors, including the Company’s anticipated future cash flows, to determine whether goodwill is impaired.  No assurance can be given that the Company will not record an impairment loss on goodwill in the future.   In the event the Company’s stock price trades below its book value for an extended period of time, the Company may determine that an interim assessment should be prepared and the Company would perform an evaluation of the carrying value of goodwill, as of that date.

The Company’s annual assessment date is as of December 31.  The results of the most recent assessment indicated that the present value of anticipated future cash flows was greater than the Company’s book value as of December 31, 2008.  No impairment losses were recognized during the [applicable reporting period or] the year ended December 31, 2008.  Goodwill is tested for impairment at the reporting unit level. A reporting unit is a majority owned subsidiary of the Company for which discrete financial information is available and regularly reviewed by management.  MB Financial Bank is currently the Company’s only applicable reporting unit for purposes of testing goodwill impairment.”

8.	Non-Marketable Securities – FHLB Stock

In future filings, to the extent our investment in FHLB Stock as of December 31, 2008 is discussed, we will include the following disclosure, “The Company views its investment in the stock of the FHLB Chicago as a long-term investment.  Accordingly, when evaluating for impairment, the value is determined based on the ultimate recovery of the par value rather than recognizing temporary declines in value.  The decision of whether impairment exists is a matter of judgment that should reflect the investor’s views on the FHLB Chicago's long term performance, which includes factors such as its operating performance, the severity and duration of declines of the market value of its net assets relative to its capital stock amount, its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance, the impact of legislative and regulation changes on FHLB Chicago and accordingly, on the members of FHLB Chicago, and its liquidity and funding position.  Although the FHLB Chicago was placed under a Cease and Desist Order, suspended dividends in 2007 and recorded a net loss for the year ended December 31, 2008, the FHLB Chicago reported net income for the third and fourth quarters of 2008.  Additionally, the FHLB Chicago continued issuing new capital stock at par value since the Cease and Desist Order and reported that it is in compliance with regulatory capital requirements.  The Company does not believe that its investment in the FHLB was impaired as December 31, 2008.”  To the extent our investment in FHLB stock as of a subsequent date is discussed in future filings, we will include or modify the above disclosure as appropriate.

2.
Please refer to our previous comment 1 in our letter dated March 24, 2009.  Please revise to provide a quantitative reconciliation for your tangible common equity as this is also considered a non-GAAP measure.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

We provided a quantitative reconciliation for our tangible common equity in Item 6. Selected Financial Data.  Please refer to the last seven lines of the “Balance Sheet Data” section of the second page of the Selected Financial Data table, beginning at “Stockholders’ equity”.   Additionally, in future filings we will enhance, to the extent appropriate, our explanation as to why our management believes the non-GAAP financial measures presented provide useful information to investors.

3.
Please refer to our previous comment 4 in our letter dated March 24, 2009.  Please clarify whether you utilized migration factors provided by Moody’s corporation in lieu of your own loss history.  If so, please address the following:

a.
We note your reliance on page 11 of the 2006 Interagency Policy Statement to support the use of migration factors provided by Moody’s Corporation.  Please disclose how you have considered Interagency Policy Statements and other guidance when determining the appropriateness of utilizing peer data to estimate your allowance for loan losses, including but not limited to, the following instructions:

▪
Page 11 of the 2006 Interagency Policy Statement that states that reliance on peer data is appropriate when the institution is de novo or is entering into a new product line or geographic area and that this reliance is appropriate only as a short-term remedy until the institution can develop its own loss experience.

▪
Question 15 in the 2006 Interagency Questions and Answers on Accounting for Loan and Lease Losses clarifies that institutions with no or low loss history should first begin with their own loss rates and adjust those rates for qualitative factors

▪	The 2001 Interagency Policy Statement states that the allowance for loan losses is influenced by institution specific factors.

▪
Question 6 of EITF Topic D-80 provides guidance that losses should be based on experience of the creditor and evaluation of credit specific factors.  It further states that in the case of a creditor that has no experience of its own, it may be appropriate to reference to the experience of other enterprises in the same business.

b.
Footnote 23 of the Interagency Policy Statement clarifies that it is only appropriate to reference peer data when an institution determines that it has no reliable data of it own.  Please revise to disclose whether you believe you have the capabilities to gather reliable data, and if not, please describe the factors considered in making that conclusion (i.e. clarify if you do not have appropriate information technology systems to capture own loss history, etc).  Further, please disclose the period over which you anticipate instituting a reliable system to capture such loss data.

c.
Please revise to provide a description of how you validate your allowance for loan loss estimate.  In this regard, please discuss whether you back test your methodology for accuracy by comparing actual loan losses experienced to your estimate of loan losses for that same period.  Please discuss how you incorporate the results of your validation and back testing processes into your current allowance for loan loss methodology.

Response:

The Company acknowledges the points above related to the Interagency Policy Statement and other guidance.  However, losses and defaults for the Company’s lease portfolio have not been significant.  As a result of the low number of defaults and the low dollar amount of losses, the Company maps Moody’s Corporation default factors to the Company’s risk ratings and uses the factors in the Company’s loan loss reserve model to increase general reserves for industry related risks.  The use of Moody’s Corporation default factors results in a higher (and we believe, more appropriate) reserve than would result from using our much more limited default data.  Since the Moody’s Corporation default data involve lessees generally comparable to the lessees under the Company’s lease loans, the Company believes the Moody’s Corporation data may be more indicative of the potential losses inherent in the Company’s own lease portfolio.

We propose the following disclosure (modified as appropriate) be included in future filings, “Moody’s Corporation migration factors, rather than the Company’s actual loss and migration experience, are used to develop estimated default factors for lease loans, as we have not historically had sufficient losses or defaults in our lease loans  to be able to have  reliable factors of our own.  The use of Moody’s Corporation default factors results in a higher (and we believe, more appropriate) reserve than would result from using our much more limited default data.    Since the Moody’s Corporation default data involve lessees generally comparable to the lessees under the Company’s lease loans, the Company believes the Moody’s Corporation data may be more indicative of the potential losses inherent in the Company’s lease loan portfolio.

Lessees tend to be Fortune 1000 companies and have an investment grade public debt rating by Moody’s or Standard and Poors or the equivalent, though we also provide credit to below investment grade and non-rated companies.  The Company maps 25 years of Moody’s Corporation default factors to the Company’s risk ratings and uses the factors in the Company’s loan loss reserve model to increase general reserves for industry related risks.  The Company has the capability to gather reliable data in this area, will continue to monitor historical losses, default history and migrations in our lease loan portfolio and will use internal historical data when the loss data is deemed to be more representative of the potential losses inherent in the lease loan portfolio.”

Also, in future filings, we will include the following disclosure related to allowance for loan loss validation, “We periodically review the following in order to validate our allowance for loan losses: historical net charge-offs as they relate to prior allowance for loan loss, comparison of historical migration years to the current migration year, and any significant changes in loan concentrations.  In reviewing this data, we adjust qualitative factors within our allowance methodology to appropriately reflect any changes warranted by the validation process.”

4.
Please refer to our previous comment 9 in our letter dated March 24, 2009.  We note your response, however, considering your loss in the current year, it remains unclear how you determined that you would have sufficient net income in future periods to utilize your deferred tax assets such that a valuation allowance was no longer required.  Please tell us and revise future filings to disclose the specific positive and negative evidence you considered when concluding that a valuation allowance was no longer necessary.  Please include your consideration of tax planning strategies and reversal patterns of deferred tax assets and liabilities in your response, to the extent you considered them.

Response:

As noted in our previous response, the reduction in the valuation allowance related to state benefits is a result of changes in state tax law related to the Company’s Real Estate Investment Trust (REIT).  The state of Illinois passed legislation, specifically providing that dividends issued in connection with captive REITs owned by financial organizations will become taxable starting with the 2009 tax year.  As a result, the Company’s taxable state income is expected to significantly increase in 2009 and future periods.  While the Company did recognize a small pre-tax loss in its financial statements in 2008, the Company has historically been consistently profitable and reflected pre-tax profits in its financial statements each individual year over the past 10 years prior to 2008.  Furthermore, less than 5% of the state NOLs expire with the next three years.  The Company expects to return to profitability in future years, assuming that the economic environment returns to historically more normal conditions, and as a result state net operating loss carryforwards (NOLs) will be realized in future periods.  The Company determined it is more likely than not that state NOLs will be recognized in future periods as a result of the change in state tax law.  For these reasons, we removed the valuation reserve on state NOLs during 2008.  We will revise our future filings to incorporate the foregoing explanation.

5.
Please refer to our previous comment 10 in our letter dated March 24, 2009.  We note your response, however, your quarterly financial data disclosed on page 27 indicates that the majority of your income tax benefit was recorded in the fourth quarter of 2008.  Therefore, please reconcile the apparent inconsistency between your quarterly financial data and the information included in your response to our previous comment.  To the extent your benefits related to federal income taxes, please state as such and provide the information requested in our previous comment.

Response:

In your previous comment 10 in your letter dated March 24, 2009, you specifically asked about state tax benefits recorded during the fourth quarter.   State tax benefits were reflected throughout 2008, relating to state tax losses reported throughout the year as a result of dividends from the Company’s captive REIT not being taxable for state tax purposes.  Additionally, during the second quarter of 2008, the Company determined that based on legislation passed by the state of Illinois relating to the REIT tax strategy, that it was more likely than not that deferred tax assets would be realized in future years and the valuation reserve was removed.  In the fourth quarter of 2008, we recorded a large federal income tax benefit related to the pre-tax loss incurred during the quarter.  Based on our federal taxable income recognized in 2007, the loss can be carried back in full to 2007.

6.
Please refer to our previous comment 11 in our letter dated March 24, 2009.  It is unclear how the recognition of a tax benefit by virtue of a decrease in your valuation reserve relates to an increase in your unrecognized tax benefits.  Whether you will realize the deferred tax asset related to your state NOLs, and thereby record a valuation allowance is a separate consideration from whether you believe the deferred tax asset created by your NOLs is more likely than not of being sustained by the taxing authority.  Please clarify if you believe your position related to the NOLs will be upheld by the taxing authority, and if not, please tell us how you considered FIN 48 in recognizing and measuring the relevant deferred tax asset.

Response:

We believe you are referring to the previous comment 12 in your letter dated March 24, 2009.   To clarify our previous response, the reduction in the valuation allowance on state NOLs relates to a change in Illinois tax law.  As a result of Illinois passing legislation eliminating income exemptions related to our REIT beginning in 2009 (and our recognition of income for state tax purposes expected to result from this legislation), we believe it is more likely than not that our NOLs will be realized in future periods.

Separately, with respect to unrecognized tax benefits, while we believe that our REIT tax position was appropriate based on technical merit and is more likely than not to be upheld for all tax years involved, based on current audit activity in Illinois (including cases that have settled), discussions with the Illinois Department of Revenue and our outside tax advisors, we believe that a reserve of 40% of the benefit generated is appropriate for tax years 2002 - 2007.  Based on discussions with our outside tax advisors and review of current tax law, we believe that our position for the 2008 tax year is significantly stronger, resulting in no reserve for 2008.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (847) 653-1991.

Very truly yours,

/s/ Jill. E. York
Jill E. York
Chief Financial Officer and Vice President